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                                                                        Exhibit 99(b)

                                 Entergy Gulf States, Inc.
                 Computation of Ratios of Earnings to Fixed Charges and
          Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                              12 months
                                                                1995     1996      1997     1998      1999   September-00
Fixed charges, as defined:
  Total Interest charges                                      $200,224  $193,890 $180,073  $178,220  $153,034  $155,455
  Interest applicable to rentals                                16,648    14,887   15,747    16,927    16,451    17,890
                                                              ---------------------------------------------------------

Total fixed charges, as defined                                216,872   208,777  195,820   195,147   169,485   173,345

Preferred dividends, as defined (a)                             44,651    48,690   30,028    32,031    29,355    21,043
                                                              ---------------------------------------------------------

Combined fixed charges and preferred dividends, as defined    $261,523  $257,467 $225,848  $227,178  $198,840  $194,388
                                                              =========================================================

Earnings as defined:

Income (loss) from continuing operations before extraordinary items and
  the cumulative effect of accounting changes                 $122,919   ($3,887) $59,976   $46,393  $125,000  $182,517
  Add:
    Income Taxes                                                63,244   102,091   22,402    31,773    75,165    93,392
    Fixed charges as above                                     216,872   208,777  195,820   195,147   169,485   173,345
                                                              ---------------------------------------------------------
Total earnings, as defined (b)                                $403,035  $306,981 $278,198  $273,313  $369,650  $449,254
                                                              =========================================================

Ratio of earnings to fixed charges, as defined                    1.86      1.47     1.42      1.40      2.18      2.59
                                                              =========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                  1.54      1.19     1.23      1.20      1.86      2.31
                                                              =========================================================

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1994, for GSU were not adequate to cover fixed charges combined fixed charges and preferred dividends by $144.8 million and $197.1 million, respectively.


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